Filed by Reynolds American Inc.

Commission File No. 1-32258

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lorillard, Inc.

Commission File No. 001- 34097

Date: July 15, 2014

TMC-110-14 July 15, 2014

SUBJECT: Reynolds American Inc. Announces Agreement To Acquire Lorillard, Inc.

•	As communicated in the letter from Susan Cameron today, July 15, 2014, RAI has entered into an agreement to acquire Lorillard, Inc. The proposed acquisition will include the purchase of five brands — KOOL, SALEM, WINSTON, MAVERICK and blu eCigs – by a subsidiary of Imperial Tobacco Group, PLC.

•	As a result of this transaction, RJRT Trade Marketing will represent a stronger, more diverse portfolio of brands with growth fueled by NEWPORT, CAMEL, PALL MALL and ASC’s GRIZZLY, plus RJRV’s VUSE, RJRT’s CAMEL SNUS and other future product innovations. This total tobacco approach will be the most balanced portfolio in the industry.

•	Additional information about the proposed acquisition is available on EngageTM (ETM) as well as the Hub.

•	In light of the announcement, it is absolutely critical that all RJRT Trade Marketing employees adhere to the following:

•	Do not speculate about or discuss the details of the proposed transaction with anyone. Do NOT engage with any employee of Lorillard or Imperial, even casually, regarding this transaction. If a customer asks you about the transaction, politely refer the customer to EngageTradePartners for available details

•	Maintain a “business as usual” stance in your daily activities until further direction is provided by home office

•	We still have much to accomplish with VUSE Phase 1 Expansion / execution and must direct all of our efforts and attention to our primary objective of achieving market leadership in stores with VUSE distribution

•	Remain focused on existing Trade Marketing priorities and activities — as planned and communicated

•	We remain responsible for delivering positive business results against our 2014 commercial objectives — execution of our planned activities remains essential to our success

•	Do not take any actions whatsoever, at retail or at wholesale — that deviate from established plans or directions — as a result of this proposed transaction

•	If you become aware of any changes to RJRT, ASC or RJRV POS materials, product merchandising or retail programs executed by Lorillard or Imperial personnel, contact your Manager and provide details (i.e., outlet location, details of changes, etc.).

•	We are committed to keeping our employees informed of progress as we work to successfully complete the proposed transaction. We will continue to provide updates as additional details become available.

•	CC-105-14 (embedded) is being sent to all RJRT direct suppliers, all chain headquarter points and all independent retail outlets to announce RAI’s proposed acquisition of Lorillard.

•	Please refer to the attached Q&A for additional clarity regarding the proposed transaction.

Program Contact: Your Manager

R. J. REYNOLDS TOBACCO COMPANY

RAI Acquisition of Lorillard, Inc. – Field Trade Marketing Q & A

The following Q&A has been developed to provide additional details and clarity to RJRT Trade Marketing personnel regarding RAI’s acquisition of Lorillard, Inc. and the acquisition of specified brands (and certain assets) by Imperial Tobacco Group, PLC:

Q –	When will the proposed transaction be completed?

A –	The proposed transaction must be approved by shareholders of RAI, Lorillard and Imperial. The transaction is also subject to U.S. government regulatory and other approvals. We anticipate that the transaction will close in the first half of 2015.

Q –	How will the proposed transaction affect RJRT Trade Marketing employees?

A –	We do not anticipate any material changes for RJRT Trade Marketing personnel – we will keep you informed as the process moves forward.

Q –	What should I say if I am asked questions about the proposed transaction by customers or employees of Lorillard or Imperial?

A –	If you are approached by someone asking questions about the proposed transaction, do not speculate or discuss the topic. Refer the individual as follows:

•	Customers: refer to EngageTradePartners for available details

•	Employees of the other companies involved in the transaction: do not discuss, even casually, with these individuals; they should direct their questions to their employer / manager

•	All others (general public): refer to a special RAI website – www.reynoldsamericaninfo.com – which has been created to provide additional details of the proposed transaction

Q –	How does the proposed transaction affect my daily business activities, priorities, etc.?

A –	It does not affect your daily business activities. It is important to remember that RJRT, Lorillard and Imperial remain competitors with different management structures, merchandising programs and consumer promotional offers until such time as the closing process is completed.

Until you are instructed otherwise by home office, there is no change to your daily business activities. Maintain a “business as usual” stance and remain focused on existing RJRT Trade Marketing priorities and activities (i.e., VUSE expansion) – as planned. All standing / established plans should be executed as communicated. Do not take any actions whatsoever, at retail or at wholesale, as a result of this proposed transaction.

Q –	Can I continue to sign current RJRT / ASC contracts and re-merchandise contracted RJRT / ASC space in new or existing outlets?

A –	You are free to present and sign current RJRT / ASC retail contract agreements until you are advised otherwise. There should be no change to your current business practices or plans.

Q –	Am I still able to re-merchandise current RJRT / ASC contracted space as a result of the VUSE national expansion?

A –	Yes. Until you are instructed otherwise by home office, there is no change to your daily business activities. All VUSE expansion plan activities should be implemented to the full extent and within the specified timeframes. It continues to be business as usual on all Trade Marketing fronts.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication that are not historical in nature, including financial estimates and statements as to regulatory approvals and the expected timing, completion and effects of the proposed transactions, constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the proposed transactions, including future financial and operating results, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events or the future performance or results of the combined company inherently are subject to a variety of risks, contingencies and uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied in the forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, Asset Purchase Agreement or Subscription Agreement; the risk that the necessary shareholder approvals may not be obtained; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that the proposed transactions will not be consummated in a timely manner; risks that any of the closing conditions to the proposed transactions may not be satisfied or may not be satisfied in a timely manner; risks related to disruption of management time from ongoing business operations due to the proposed transactions; failure to realize the benefits expected from the proposed transactions; failure to promptly and effectively integrate the acquisition; and the effect of the announcement of the proposed transactions on the ability of Reynolds American, Lorillard and Imperial to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally. Discussions of additional risks, contingencies and uncertainties are contained in Reynolds American’s and Lorillard’s filings with the Securities and Exchange Commission, or the SEC.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of such statements. Except as provided by federal securities laws, Reynolds American is under no obligation to, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Additional Information

Reynolds American will file with the SEC, a registration statement on Form S-4 that will include the Joint Proxy Statement of Reynolds American and Lorillard that also constitutes a prospectus of Reynolds American. Reynolds American and Lorillard plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the proposed transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REYNOLDS AMERICAN, LORILLARD, THE TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American by contacting Reynolds American Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336)741-5165 or at Reynolds American’s website at www.reynoldsamerican.com, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336)335-7000 or at Lorillard’s website at www.lorillard.com.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Reynolds and Lorillard and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Reynolds and stockholders of Lorillard in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Reynolds and stockholders of Lorillard in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Reynolds’s directors and executive officers is contained in Reynolds’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC. Information regarding Lorillard’s directors and executive officers is contained in Lorillard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC.